

Mail Stop 3233

October 3, 2016

Via E-Mail
Robert R. Kaplan
Director and Secretary
HC Government Realty Trust, Inc.
1819 Main Street
Suite 212
Sarasota, Florida 34236

> **Re:** **HC Government Realty Trust, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed September 16, 2016**
> **File No. 024-10563**

Dear Mr. Kaplan:

We have reviewed your amended offering statement and have the following comment. Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Plan of Distribution

Investment Procedures

Folio Procedures, page 45

1. We note your description of the no-action letter provided to Folio in July 2015 on page 46. Please revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds will remain in the customer's account after they are deposited and until the conditions of the offering are satisfied and the offering closes, the prospective investor's offer is cancelled, or the issuer's offering is withdrawn or expired. Please also revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds that will be used by an investor to purchase the securities through the Folio platform will be promptly swept into or maintained in FDIC-insured bank accounts.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: T. Rhys James, Esq. (via E-mail)
       Kaplan Voekler Cunningham & Frank PLC